Exhibit 12
WHITE MOUNTAINS INSURANCE GROUP, LTD.
Statement Re Computation of Ratio of Earnings to Fixed Charges
($ in millions except ratios)

	Year Ended
	2015	2014 (1)	2013	2012	2011
Consolidated pre-tax income (loss) from continuing operations before equity in earnings of affiliates, accounting changes and extraordinary items	$154.9	$(29.0)	$158.6	$97.9	$55.7
Interest expense on debt	18.6	15.6	16.2	18.6	23.6
Interest portion of rental expense	6.1	5.1	5.3	6.1	7.8
Earnings (loss)	179.6	(8.3)	180.1	122.6	87.1
Interest expense on debt	18.6	15.6	42.5	18.6	23.6
Interest portion of rental expense	6.1	5.1	5.3	6.1	7.8
Fixed charges	24.7	20.7	47.8	24.7	31.4
Ratio of earnings to fixed charges	7.3	—	3.8	5.0	2.8
(1) Earnings were inadequate to cover fixed charges by $29.0 for the year ended December 31, 2014.